

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

Yongsheng Liu
Chairman and Chief Executive Officer
Goldenbridge Acquisition Ltd
15/F, Aubin House
171-172 Gloucester Road
Wanchai, Hong Kong

> **Re: Goldenbridge Acquisition Ltd**
> **Form 10-K for Fiscal Year Ended June 30, 2021**
> **Filed September 1, 2021**
> **Form 10-K/A for Fiscal Year Ended June 30, 2021**
> **Filed December 22, 2021, July 15, 2022 and August 10, 2022**
> **File No. 001-40132**

Dear Mr. Liu:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso